FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 Press Release dated January 9, 2008 – Meggisi Lake Property Acquisition

Document 2 Material Change Report dated January 9, 2008 – Meggisi Lake

Document 3 Press Release dated January 9, 2008 – Jessop Property Acquisition

Document 4 Material Change Report dated January 9, 2008 – Jessop Property

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

January 9, 2008 TSXV: AGX

MEGGISI LAKE PROPERTY ACQUIRED

Vancouver, British Columbia – Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Meggisi Lake Property, consisting of 7 claims (98 units) located in Meggisi Lake Township, Kenora Mining Division, Ontario. Consideration for the Property consists of $90,000 and 100,000 shares, payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $1,000,000.

The property is accessible by road and is approximately 55 km southeast of Dryden. Prospecting in late 2007 discovered a series of quartz boulders containing molybdenum near the contact between mafic volcanic rocks and a granite intrusive. Molybdenum has also been discovered in narrow granitic dykes cutting the mafic volcanics. These recent new discoveries suggest the potential for a large molybdenum bearing system on the Meggisi Lake Property.

Meggisi Lake is the latest property to be added to Amador’s growing stable of molybdenum properties in Ontario. Amador now has seven molybdenum properties at various stages of exploration.

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company’s assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard W. Hughes, President

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with the Company’s President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

material change report

TO: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – January 9, 2008.

Item 3. News Release – News Release issued January 9, 2008, at Vancouver, BC.

Item 4. Summary of Material Change:

Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Meggisi Lake Property, consisting of 7 claims (98 units) located in Meggisi Lake Township, Kenora Mining Division, Ontario.

                Item 5. Full Description of Material Change:

Amador is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Meggisi Lake Property, consisting of 7 claims (98 units) located in Meggisi Lake Township, Kenora Mining Division, Ontario. Consideration for the Property consists of $90,000 and 100,000 shares, payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $1,000,000.

The property is accessible by road and is approximately 55 km southeast of Dryden. Prospecting in late 2007 discovered a series of quartz boulders containing molybdenum near the contact between mafic volcanic rocks and a granite intrusive. Molybdenum has also been discovered in narrow granitic dykes cutting the mafic volcanics. These recent new discoveries suggest the potential for a large molybdenum bearing system on the Meggisi Lake Property.

Meggisi Lake is the latest property to be added to Amador’s growing stable of molybdenum properties in Ontario. Amador now has seven molybdenum properties at various stages of exploration.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 9th day of January 2008.

Document 3

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

January 9, 2008 TSXV: AGX

JESSOP PROPERTY ACQUIRED

Vancouver, British Columbia – Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario. Consideration for the Property consists of $68,000 and 300,000 shares, payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000, and a further 0.5% for an additional $500,000.

The property is accessible by roads and lies within the world famous Timmins Gold Mining Camp, approximately 7 km north of Timmins city center. Volcanic and sedimentary rocks similar to those hosting gold in Timmins occur on the property. These rocks also appear to be cross-cut by east-west shearing similar to Timmins. Historical till sampling immediately down-ice of the Jessop Property returned numerous gold in till samples ranging from less than 1 gram gold/tonne to over 58 grammes gold/ tonne.

Amador plans to conduct a detailed airborne VTEM survey over the property. This information will be used to identify structures and geology for drill testing that are potentially favourable for hosting Timmins style gold mineralization. The property is largely covered by till and swamp.

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, molybdenum and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company’s assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard W. Hughes, President

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with the Company’s President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – January 9, 2008.

Item 3. News Release – News Release issued January 9, 2008, at Vancouver, BC.

Item 4. Summary of Material Change:

Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario.

Item 5. Full Description of Material Change:

Amador is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario. Consideration for the Property consists of $68,000 and 300,000 shares, payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000, and a further 0.5% for an additional $500,000.

The property is accessible by roads and lies within the world famous Timmins Gold Mining Camp, approximately 7 km north of Timmins city center. Volcanic and sedimentary rocks similar to those hosting gold in Timmins occur on the property. These rocks also appear to be cross-cut by east-west shearing similar to Timmins. Historical till sampling immediately down-ice of the Jessop Property returned numerous gold in till samples ranging from less than 1 gram gold/tonne to over 58 grammes gold/ tonne.

Amador plans to conduct a detailed airborne VTEM survey over the property. This information will be used to identify structures and geology for drill testing that are potentially favourable for hosting Timmins style gold mineralization. The property is largely covered by till and swamp.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 9th day of January 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: January 10, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary